Sub item 77D(g)

LEGG MASON PARTNERS EQUITY
TRUST
SUPPLEMENT DATED MAY 12, 2014
TO THE SUMMARY PROSPECTUS AND
PROSPECTUS OF
LEGG MASON BATTERYMARCH
MANAGED VOLATILITY GLOBAL
DIVIDEND FUND,
EACH DATED FEBRUARY 1, 2014


Effective June 16, 2014, the first eight paragraphs of the section of the Prospectus titled 'More on the fund's investment strategies, investments and risks' are replaced with the following text:

The fund seeks to provide long-term capital appreciation and income.

Under normal circumstances, the fund
invests at least 80% of its net assets, plus the amount of borrowings for investment purposes, if any, in equity and equity-related securities that provide investment income, dividend payments or other distributions or in other investments with similar economic characteristics. As a global fund, the fund can seek investment opportunities anywhere in the world, and under normal circumstances, the fund invests in at least three countries, which may include the United States. The fund can invest without limitation in foreign securities in any country, including countries with developed or emerging markets. The fund may invest in issuers of any market capitalization.

The subadviser typically emphasizes
investments in stocks expected to pay
dividends and favors stocks with lower
volatility characteristics as identified by its proprietary security risk assessment process. Dividend-paying stocks are identified by using a combination of historical dividend payments and future dividend estimates from third party analyst databases, as available.

The subadviser pursues the fund's
investment objective by implementing an
investment strategy that utilizes proprietary quantitative investment models to assist with stock selection, portfolio construction and risk control.

The subadviser seeks to manage volatility through the following methods:

Analyzing outputs from its multifactor risk model and measurements of each stock's risk relative to the overall risk of the equity markets (beta)

Looking for companies that offer a
combination of attractive yields, high
dividend growth, a record of increasing
dividends and the cash flow to support
dividend payments

Both of these types of risk measures
(statistical and fundamental) are used to assist the subadviser in constructing a portfolio of securities for the fund.

Additionally, elements of the subadviser's multi-dimensional stock-ranking model are used to identify securities that the subadviser believes will have less volatility than the overall equity markets.

The portfolio managers are part of a team approach to research to improve the quantitative models, and thus the models are expected to evolve over time as changes are incorporated.